EXHIBIT 99.1

Just Energy Reports Fiscal First Quarter 2020 Results

 Previously Announced Strategic Review Progressing
Base EBITDA from Continuing Operations of $24.2 Million
Business Remains Strong with Embedded Gross Margin of $2.1 Billion
Common Share Dividend Suspended as part of Strategic Review
Walter M. Higgins III has been appointed to the Board of Directors

TORONTO, Aug. 14, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the “Company”), a leading consumer company focused on essential needs including electricity and natural gas commodities, health and well-being products, and utility conservation, today announced results for its first quarter fiscal 2020.

Key Developments:

  Industry veteran Walter M. Higgins III will join the Board of Directors to strengthen board independence and to provide deep industry expertise to support the ongoing strategic review process.

  Previously announced strategic review is ongoing and progressing within the special committee’s expectations.

  During the first quarter, the Company took actions to significantly increase cash flow including exercising the accordion option associated with its credit facility, repaying and extending the remaining portion of the Company’s 6.5% Convertible Bond and taking operational measures to decrease negative cash flows associated with bad debt in Texas. With operational actions taken to reduce Texas bad debt and fourth fiscal quarter 2019 cost reductions beginning to take effect the Company has confidence in its ability to generate positive cash flows from the business.

  As part of the strategic review the Board of Directors has decided to suspend its common share dividend until further notice.

  Company plans to dispose of its assets in the U.K. due to a decision taken during the strategic review. The disposal of these assets is expected to occur during the strategic review process.
  Gross margin from continuing operations was flat at $132.3 million due to margin optimization in North America despite a smaller book of business, prior period adjustment related to the winter delivery period as compared to the prior year, and the bad debt impairment.

  Base EBITDA from continuing operations, which reflects the Company’s decision to dispose of its business in the U.K., was $24.2 million, a year-over-year decrease of 31% with gross margin flat to the prior year, and higher amortization of customer acquisition costs in the quarter.

  Embedded gross margin amounted to $2.1 billion (including $175.6 million of discontinued operations embedded gross margin), a decrease of 3% due to decline in the North American customer base in part associated with bad debt in Texas, which was partially offset by gross margin optimization initiatives and a favorable foreign exchange impact.

  Administrative expenses from continuing operations increased 2% to $40.8 million, due to a stronger US dollar and increased professional fees in the first quarter of fiscal 2020 offset by cost savings initiatives announces at year end. Fourth fiscal quarter 2019 administrative cost reductions will begin to accrue in the second fiscal quarter 2020 and beyond.

  Selling and marketing expenses from continuing operations were $61.7 million, an increase of 47% primarily due to higher amortization of capitalized commissions due to the impact of fiscal year 2019 IFRS 15 accounting changes.

  Finance costs amounted to $23.5 million, an increase of 44% due to higher interest expense from the increased utilization of the credit facility, higher interest rates, higher premiums and fees, collateral related costs associated with Texas electricity markets, and supplier credit term extensions.

  Total RCE count from continuing operations decreased 4% year-over-year to 3,565,000 as a result of the Company’s focus on renewing and signing higher quality customers, natural attrition of the customer base, and the impact of the bad debt impairment

  Management revised its fiscal year 2020 base EBITDA from continuing operations guidance range to be $180 million to $200 million and fiscal year 2020 free cash flow guidance of between $50 million to $70 million, excluding U.K. discontinued operations. Fiscal year 2020 free cash flow was negatively impacted by impairment of Texas bad debt.

  During the quarter, management identified operational issues in customer enrolment and non-payment of accounts receivable in the Texas residential market, resulting in an aggregate adjustment of $58.6 million. Management also proceeded to identify collection issues in the U.K. market, resulting in an aggregate adjustment of $74.1 million. As a result, the Company recorded additional allowances for doubtful accounts which are included in the Company’s restated third quarter and year-end financial statements for fiscal year 2019, and in the Company’s first quarter results for fiscal year 2020, as referenced within each respective management discussion and analysis.

Financial Highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$670,165	(5)%	$702,515
Gross margin	132,292	-	132,594
Administrative expenses	40,803	2%	39,931
Selling and marketing expenses	61,704	47%	41,965
Restructuring costs	-		1,917
Finance costs	23,546	44%	16,313
Profit (loss) from continuing operations	(269,971)	NMF[3]	(64,028)
Profit (loss) from discontinued operations	(5,189)	NMF[3]	22,605
Profit (loss)[1]	(275,160)	NMF[3]	(41,423)
Profit (loss) per share from continuing operations available to shareholders – basic	(1.82)		(0.45)
Profit (loss) per share from continuing operations available to shareholders – diluted	(1.82)		(0.45)
Dividends/distributions	22,070	(1)%	22,261
Base EBITDA from continuing operations[2]	24,185	(31)%	34,807
Base Funds from continuing operations[2]	1,370	(94)%	23,750
Payout ratio on Base Funds from continuing operations[2]	1,611%		94%
Embedded gross margin from continuing operations[2]	1,914,900	12%	1,713,000
Total customers (RCEs)	3,565,000	(4)%	3,716,000
Total gross customer (RCE) additions	196,000	(32)%	290,000
Total net customer (RCE) additions	(73,000)	NMF[3]	24,000

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” on page 2 of the MD&A.
3 Not a meaningful figure

“While Just Energy’s first fiscal quarter financial performance was impacted by the previously announced impairment as well as the implementation of IFRS 15, we mitigated some of the decline through our strategic improvement initiatives that supported margin and supply optimization, and improved internal controls,” said Just Energy’s president and chief executive officer, Scott Gahn. “Since the day we launched our strategic review for the future of Just Energy, the process has been effective and remains on track while we continue to operate the business. Our core committed business remains strong and we believe we are returning to sales run rates that are in line with our initial expectations for the year. We must make significant progress in signing high quality customers with our suite of value-added products and services, while simultaneously reducing our costs by eliminating redundancies and improving processes.”

Mr. Gahn continued, “I am honored to help guide the organization through this critical junction in our history. I am committed to helping drive our strategic review and make the tough decisions required to maximize shareholder value. Having served on the board of directors since 2013 and previously served as Just Energy’s chair operating officer, in my new role as president and chief executive office, I have hit the ground running to work with each of our critical business leaders to understand how we can better drive efficiencies, improve performance, and ultimately maximize shareholder value. I look forward to updating the market on the progress of our strategic review.”

Embedded Gross Margin

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)
	As at	As at	June 30 vs.	As at	2019 vs.
	June 30,	March 31,	March 31	June 30,	2018
	2019	2019	variance	2018	variance
Commodity EGM	$1,870.8	$2,056.9	(9)%	$1,713.1	9%
VAPS EGM	44.1	40.8	8%	-	-
Total EGM from continuing operations	$1,914.9	$2,097.7	(9)%	$1,713.1	12%
Discontinued operations EGM	$175.6	$173.4	1%	$250.6	(30)%
Total EGM	$2,090.5	$2,271.1	(8)%	$1,963.7	6%
  Embedded gross margin for continuing operations of $1.9 billion as of June 30, 2019 increased 12% compared to the embedded gross margin as of June 30, 2018. This was due to gross margin optimization initiatives across the North American consumer commodity markets implemented in the second quarter of last year but was partially offset by the decline in the North American consumer commodity customer base and, to a lesser extent, the weaker U.S. dollar. The embedded gross margin includes $44.1 million from Filter Group, which was acquired by Just Energy on October 1, 2018, on a five-year undiscounted basis. On a ten-year undiscounted basis, the embedded gross margin for Filter Group is $81.1 million. The U.K.’s discontinued operations embedded gross margin $175.6 million declined 30% compared to its embedded gross margin as of June 30. 2018 due to a decline in its consumer customer base.

Annual Gross Margin per RCE
	Q1 Fiscal	Number of	Q1 Fiscal	Number of
	2020	RCEs	2019	RCEs

Consumer customers added and renewed	$357	218,000	$229	279,000
Consumer customers lost	309	194,000	216	150,000
Commercial customers added and renewed[1]	76	182,000	81	305,000
Commercial customers lost	80	105,000	79	169,000

1 Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

  The average gross margin per RCE for the customers added and renewed by the Consumer segment was $357/RCE in the quarter, an increase of 56% from $229/RCE in the prior comparable period. The increase in gross margin is attributed to the improved pricing power and continued risk management of the weather derivatives costs.

  For the Commercial segment, the average gross margin per RCE for the customers signed during the quarter was $76/RCE, a decrease of 6% from $81/RCE in the prior comparable period.

Commodity RCE Summary

	Apr. 1,			Failed to	Jun. 30,	%	Jun. 30,	% increase
	2019[1]	Additions	Attrition	renew	2019	decrease	2018	(decrease)
Consumer
Gas	406,000	13,000	(28,000)	(7,000)	384,000	(5)%	472,000	(19)%
Electricity	993,000	62,000	(75,000)	(23,000)	957,000	(4)%	1,050,000	(9)%
Total Consumer RCEs	1,399,000	75,000	(103,000)	(30,000)	1,341,000	(4)%	1,522,000	(12)%
Commercial
Gas	436,000	15,000	(12,000)	(4,000)	435,000	-	408,000	7%
Electricity	1,803,000	106,000	(52,000)	(68,000)	1,789,000	(1)%	1,786,000	-
Total Commercial RCEs	2,239,000	121,000	(64,000)	(72,000)	2,224,000	(1)%	2,194,000	1%
Total RCEs	3,638,000	196,000	(167,000)	(102,000)	3,565,000	(2)%	3,716,000	(4)%
[1] The starting position of fiscal 2020 reflects an adjustment made from a default RCE valuation of 0.72 RCEs to the actual RCE valuation resulting in an adjustment of negative 24,000 RCEs to the total customer count.

  Total RCE base of 3.6 million declined 2% compared to the prior year.

  Gross RCE additions for the quarter were 196,000, compared to 290,000 RCEs in the year ago period, reflecting the transition from a purely RCE driven focus to a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability, as well as the impact of the bad debt impairment.

  Net additions were negative 73,000 for the quarter, compared with a positive 24,000 net RCE additions in the year ago period.

  Consumer segment gross RCE additions amounted to 75,000 for the quarter, a 36% decrease from 117,000 gross RCE additions in the year ago period. The variance was primarily driven by the bad debt impairment, the exit of the California market, the addition of customers through Ohio gas standard choice offer auction in the prior quarter and the natural attrition in response to the pricing actions implemented in fiscal 2019.

  Commercial segment RCE additions were 121,000 for the first fiscal quarter, a 30% decrease over the prior comparable quarter in fiscal 2019 due to competitive pressures and the natural attrition in response to the fiscal 2019 pricing actions. The commercial segment failed to renew RCEs in the quarter fell from 114,000 RCEs to 72,000 RCEs.

  The combined attrition rate was even at 14% for the trailing 12 months ended June 30, 2019, consistent with the prior comparable quarter. The Consumer attrition rate decreased one percentage point to 22% while the Commercial attrition rate increased two percentage points to 7%. The decrease in Consumer attrition rate is a result of Just Energy’s focus on margin optimization while working to become the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive loyalty.

  The increase in the Commercial attrition rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

  The renewal rate for the trailing 12 months ended June 30, 2019 was 59%, an increase of four percentage points from 55% as at June 30, 2018. The Consumer renewal rate decreased by four percentage points to 69%, and the Commercial renewal rate increased by eight percentage points to 54% as compared to the trailing 12 months. The increase in the overall renewal rate is evidence that the Company’s loyalty building tactics are taking effect and improving customer retention.

Balance Sheet & Liquidity

  Cash and short-term investments decreased from $9.9 million to net balance of negative $0.4 million as at June 30, 2019. The decrease in cash is due to the seasonality of the payments relating to the commodity business moving from winter to spring, the impact of the Texas Residential enrollment and collections impairment, the U.K. receivables impairment and the payments related to the Filter Group acquisition.

  Total long-term debt of $774.9 million increased from $725.4 million. This increase is a result of additional drawings on credit facility of $54.2 million and unfavorable foreign exchange fluctuations on the U.S. dollar debt.

  Just Energy’s book value of net debt to the fiscal year’s base EBITDA was 4.1x, higher than the 3.2x reported as at March 31, 2019.

  Dividends and distributions for the three months ended June 30, 2019 were $22.1 million, a decrease of 1% from the prior comparable quarter in fiscal 2019, reflecting lower issuances of share-based awards during the quarter.

  Since June 30, 2019 the Company has taken actions to improve liquidity. Actions include exercising the $17.5M accordion option associated with the credit facility and the extension of the remaining portion of the Company’s 6.5% Convertible Bond. In addition, cash flow from operations continues to improve as bad debt decreases and the impact of cost reductions begin to take effect.

Outlook

On June 6, 2019, Just Energy announced it was initiating a strategic review of the business. The special committee is pleased with the progress of the review. The special committee’s aim is to complete its strategic review in a time frame that optimizes the value of the Company and provides the optimal outcome for shareholders.

While Just Energy remains focused on best in class service to its customers, the strategic review has provided insights into how best to unlock value from the business through a comprehensive review of capital expenditures, streamlining the organization, enhance internal controls, and further refinement of the geographic footprint. As part of this process the Company has decided to dispose of the U.K. business.

Due to the reclassification of the U.K. business, the accounts receivable impairment, and first quarter fiscal 2020 performance, management is revising its fiscal year 2020 base EBITDA from continuing operations to now be in the range of $180 million to $200 million, as well as fiscal 2020 free cash flow guidance of between $50 million to $70 million, defined as cash flow from operating activities minus cash flow from investing activities and excluding U.K. discontinued operations.

Earnings Call

The Company will host a conference call and live webcast with Chief Executive Officer, R. Scott Gahn, Chief Financial Officer, Jim Brown and Executive Chair, Rebecca MacDonald to review the fiscal first quarter results beginning at 10:00 a.m. Eastern Time on August 15th, 2019.

  Just Energy Conference Call and Webcast:
  Thursday, August 15th, 2019
  10:00 a.m. ET

Those who wish to join the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID# is 2394795. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/rpwc65h8

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy (TSX:JE; NYSE:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada and the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and Terrapass. Visit www.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at https://investors.justenergy.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

NON-IFRS MEASURES

The financial measure such as “EBITDA”, “Base EBITDA”, “FFO”, “Base FFO”, “Base FFO Payout Ratio”, “FCF” and “Embedded Gross Margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Fiscal 2019 Annual Report’s management’s discussion and analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-982-0475
michael.cummings@alpha-ir.com